UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

SUNLINK HEALTH SYSTEMS, INC.

(Name of the Issuer)

SUNLINK HEALTH SYSTEMS, INC.

(Names of Persons Filing Statement)

Common Shares, no par value

(Title of Class of Securities)

867370102

(CUSIP Number of Class of Securities)

Robert M. Thornton, Jr.

Chairman

SunLink Health Systems, Inc.

900 Circle 75 Parkway

Suite 1120

Atlanta, Georgia 30339

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

with a copy to:

Howard E. Turner, Esq.

M. Timothy Elder, Esq.

Smith, Gambrell & Russell, LLP

Suite 3100, Promenade II

1230 Peachtree Street, N.E.

Atlanta, Georgia 30309-3592

(404) 815-3500

This statement is filed in connection with (check the appropriate box):

☐	a.The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b. The filing of a registration statement under the Securities Act of 1933.

☒	c. A tender offer.

☐	d. None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$56,000.00	$7.64

*	Estimated solely for purposes of calculating the filing fee pursuant to Rules 0-11 under the Securities Exchange Act of 1934, as amended, based on the dollar amount to be used in the purchase of shares in the tender offer described in this Schedule 13e-3.
**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$7.64

Form or Registration No.:	Schedule 13E-3

Filing Party:	SunLink Health Systems, Inc

Date Filed:	February 5, 2013

This Amendment No. 1 amends and supplements the Offer to Purchase on Schedule 13E-3 (“Schedule 13E-3”) originally filed with the United States Securities and Exchange Commission by SunLink Health Systems, Inc. (“SunLink” or the “Company”) on February 5, 2013, in connection with the Company’s offer to purchase all shares of its common stock held by shareholders who owned 99 or fewer shares as of the close of business on January 31, 2013 upon the terms and subject to the conditions set forth in the Offer to Purchase.

This Amendment No. 1 is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) promulgated under the Securities Exchange Act of 1934, as amended. All information in the Offer, including all schedules and annexes thereto, which was previously filed with the Schedule 13E-3, is hereby expressly incorporated by reference into this Amendment No. 1, except that such information is hereby amended and supplemented to the extent specifically provided for herein. Page numbers refer to the pagination set forth in the Company’s EDGAR filing of the Schedule 13E-3 on February 5, 2013.

Items 1 through 11. Summary Term Sheet; Subject Company Information; Identity and Background of Filing Person; Terms of the Transaction; Past Contacts, Transactions, Negotiations and Agreements; Purposes of the Transaction and Plans or Proposals; Purposes, Alternatives, Reasons and Effects; Fairness of the Transaction; Reports, Opinions, Appraisals and Negotiations; Source and Amount of Funds or Other Consideration; Interest in Securities of the Subject Company; The Solicitation or Recommendation; Financial Statements; Persons/Assets, Retained, Employed, Compensated or Used; Additional Information and Exhibits, to the extent they incorporate by reference information contained in the Offer to Purchase and the Letter of Transmittal, are hereby amended as follows:

(1) The following sections of the Offer to Purchase are hereby amended as follows:

(a)	in the section of the Offer to Purchase on the cover page thereof, the first full sentence under the second bullet point of the first paragraph is hereby amended and restated such that such paragraph in its entirety reads as follows:

SunLink Health Systems, Inc.:

•

is offering to purchase all of its common shares held by holders of 99 or fewer shares who owned such shares as of the close of business on January 31, 2013 in a tender offer (the “Offer”) as are properly tendered and not properly withdrawn at a price of $1.50 per share in cash, upon the terms and subject to the conditions described in this offer to purchase (as the same may be amended from time to time, the “Offer to Purchase”).

•

in addition to the $1.50 per share price, is offering each tendering holder a $100.00 bonus upon completion of the Offer for all properly executed tender offers beneficially owned by such holder which are received and not withdrawn prior to the Expiration Time on March 12, 2013. The cash bonus is being offered as a per holder incentive to each shareholder to tender their shares. The bonus amount was derived from SunLink’s estimated annual servicing cost per shareholder account for a four year period of $100.00 (transfer agent fees, proxy costs, etc.). The bonus is NOT based on the Company’s estimate of the per share value of its shares and is being paid solely to incentivize odd lot holders to tender their shares. Your bonus will approximate the cost of servicing your account.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SunLink Health Systems, Inc.

Dated: February 15, 2013	By:	/s/ Robert M. Thornton, Jr.
Name: Robert M. Thornton, Jr.
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Document

(a)(1)(A)*	Offer to Purchase dated February 5, 2013.

(a)(1)(B)*	Form of Letter of Transmittal (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on substitute Form W-9).

(a)(1)(C)*	Form of Notice of Guaranteed Delivery.

(a)(1)(D)*	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(5)(A)*	Press Release announcing commencement of the Tender Offer dated February 5, 2013.

(a)(5)(B)	Press Release clarifying bonus payable per holder dated February 15, 2013.

(b)	Not applicable.

(c)	Not applicable.

(d)(1)*	2001 Long-Term Stock Option Plan (incorporated by reference from Exhibit 10.5 of the Company’s Report on Form 10-Q for the quarter ended September 30, 2001). (Commission File No. 1789180).

(d)(2)*	2001 Outside Directors’ Stock Ownership and Stock Option Plan (incorporated by reference from Exhibit 10.6 of the Company’s Report on Form 10-Q for the quarter ended September 30, 2001). (Commission File No. 1789180).

(d)(3)*	2005 Equity Incentive Plan (incorporated by reference from Exhibit 99.1 of the Company’s Registration Statement on Form S-8 filed September 20, 2006). (Commission File No. 061100389).

(d)(4)*	SunLink Health Systems, Inc. 2011 Director Stock Option Plan (incorporated by reference from Appendix A to the Company’s Schedule 14A Definitive Proxy Statement filed September 29, 2011) (Commission File No. 111115265).

(d)(5)*	Shareholder Rights Agreement dated as of February 8, 2004, between SunLink Health Systems, Inc. and Wachovia Bank, N.A., as Rights Agent (incorporated by reference from Exhibit 4.1 of the Company’s Report on Form 8-K filed February 10, 2004). (Commission File No. 04582922).

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

* Previously filed or previously incorporated by reference